UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-41516

TH International Limited

2501 Central Plaza

227 Huangpi North Road

Shanghai, People’s Republic of China, 200003

+86-021-6136-6616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Amendment to Equity Support Agreement

On December 27, 2022, TH International Limited, a Cayman Islands exempted company (the “Issuer”), and Shaolin Capital Partners Master Fund Ltd, MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC, DS Liquid DIV RVA SCM LLC, and Shaolin Capital Partners SP, a segregated portfolio of PC MAP SPC (each individually, a “Subscriber” and collectively, the “Subscribers”) entered into Amendment No. 2 to the Equity Support Agreement (the “Amendment”), dated March 8, 2022, between THIL and Shaolin Capital Management LLC, which assigned all of its rights and obligations under the agreement to the Subscribers on May 25, 2022, as amended by Amendment No. 1 to the Equity Support Agreement, dated July 28, 2022 (the “Agreement”). Capitalized terms used but not defined herein have the meanings ascribed to them under the Agreement. The Amendment, among other things, amends the definitions of “First Reference Price Commencement Date” and “Reference Period” and extends the duration of the “First Reference Period” from 25 consecutive VWAP Trading Days to 27 consecutive VWAP Trading Days and the “Second Reference Period” and the “Third Reference Period” from 25 consecutive VWAP Trading Days to 30 consecutive VWAP Trading Days.

A copy of the Amendment is attached as Exhibit 10.1 to this Current Report on Form 6-K and is incorporated by reference herein. The above description is qualified in its entirety by reference to the full text of the Amendment.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title

10.1	Amendment No. 2 to Equity Support Agreement, dated December 27, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TH International Limited

Date: December 28, 2022	/s/ Yongchen Lu
Yongchen Lu
Chief Executive Officer